

Mail Stop 3720

May 2, 2016

Christopher Spencer
President and CEO
Liberated Syndication Inc.
5001 Baum Boulevard, Suite 770
Pittsburgh, Pennsylvania 15213

> **Re: Liberated Syndication Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 22, 2016**
> **File No. 333-209599**

Dear Mr. Spencer:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Pro Forma Financial Information, page 23

1.   We note your response to comment 3. Tell us who prepared FAB's financial statements and since they are available, why such financial statements have not been audited.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications